

10027902

S_ _____MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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SEC FILE NUMBER
8- 43377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2009____ AND ENDING____12/31/2009____

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        Prestwick Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
        4711 W. Golf Road, Suite 915

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)
        Skokie, Illinois 60076

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        Brian W. Mahoney   **847-763-9020**

                                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Baerson, Witonski, Berkowitz & Rubin, LLC

                        (Name – if individual, state last, first, middle name)

        900 Skokie Boulevard, Suite #250, Northbrook, Illinois 60062

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Brian W. Mahoney_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Prestwick Securities, Inc.__
_____ , as
of _____December 31_____ , 20 __09____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No exceptions.

_____

_____

_____
Signature

__Brian W. Mahoney, President__
Title

_____
Notary Public

OFFICIAL SEAL
ALLISON GELLAR
Notary Public - State of Illinois
My Commission Expires Apr 29, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report)

DECEMBER 31, 2009

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS



<u>PRESTWICK SECURITIES, INC.</u>

<u>FINANCIAL STATEMENTS</u>
<u>AND</u>
<u>SUPPLEMENTAL INFORMATION</u>

(With Independent Auditor's Report)

<u>AS OF AND FOR THE YEAR ENDED</u>

<u>DECEMBER 31, 2009</u>

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

CONTENTS

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BARRY B. BERKOWITZ, C.P.A.
SCOTT A. RUBIN, C.P.A.
LAWRENCE A. BAERSON, C.P.A.
LEONARD KASKEL, C.P.A.

900 SKOKIE BLVD., SUITE 250
NORTHBROOK, ILLINOIS 60062-4014
TELEPHONE: (847) 504-1100
FAX: (847) 504-1199
E-MAIL: cpa@bwpbr.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prestwick Securities, Inc.
Skokie, IL

We have audited the accompanying statement of financial condition of Prestwick Securities, Inc. (an S Corporation) as of December 31, 2009, and the related statement of operating results and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-(5) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestwick Securities, Inc. as of December 31, 2009, and the results of its operations, changes in its stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
February 22, 2010

1

PRESTWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	26,402
Central Registration Depository account		1,603
Investment in marketable security		6,018
Prepaid expenses		3,148
Security deposit		5,456
Due from related entity		1,806
TOTAL ASSETS	$	44,433

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	648
TOTAL LIABILITIES		648

STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 1,000 shares,		
125 issued and outstanding shares		18,000
Additional paid-in-capital		149,840
Retained earnings (deficit)		(126,773)
Other comprehensive income (loss)		2,718
TOTAL STOCKHOLDER'S EQUITY		43,785
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	44,433

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF OPERATING RESULTS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Consulting fees	$	15,000
Commissions		1,494
Total Revenues		16,494
EXPENSES		
Regulatory fees and expenses		3,213
Professional fees		12,034
Accounting fees		6,000
Rent		4,237
Office expenses		943
Insurance		958
Licenses and permits		870
Interest and penalties		348
Total Expenses		28,603
INCOME (LOSS) BEFORE TAXES		(12,109)
Provision for Illinois state replacement tax		-
NET INCOME (LOSS)		(12,109)
Other Comprehensive Income (Loss)		
Unrealized loss on security		(1,395)
COMPREHENSIVE INCOME (LOSS)	$	(13,504)

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Issued	Additional Paid-In-Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Total Stockholder's Equity
BALANCE DECEMBER 31, 2008	$ 18,000	$ 122,187	$ (114,664)	$ 4,113	$ 29,636
Additional paid-in-capital	-	27,653	-	-	27,653
Net income (loss)	-	-	(12,109)	-	(12,109)
Other comprehensive income (loss) Unrealized loss on security	-	-	-	(1,395)	(1,395)
Distributions paid to stockholder	-	-	-	-	-
BALANCE DECEMBER 31, 2009	$ 18,000	$ 149,840	$ (126,773)	$ 2,718	$ 43,785

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Comprehensive income (loss)	$ (13,504)
Non-cash items included in net loss:	
Unrealized loss on marketable security	1,395
(Increase) decrease in:	
Prepaid expenses	(944)
Due from related entity	(1,806)
Increase (decrease) in:	
Accounts payable	648
Net cash used in operating activities	(14,211)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in-capital	27,653
Net cash provided by financing activities	27,653
NET INCREASE IN CASH AND EQUIVALENTS	13,442
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	12,960
CASH AND EQUIVALENTS AT END OF YEAR	$ 26,402

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prestwick Securities, Inc. ("the Company"), an Illinois corporation, was incorporated in the State of Illinois on November 14, 1990. The Company is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers ("NASD"). The Company is currently able to act as an underwriter or a selling group participant in corporate securities other than mutual funds, and to sell tax shelters or limited partnerships in primary distributions. The Company may also engage in the private placement of securities and the underwriting of limited partnerships. Prestwick Securities does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Skokie, Illinois. The financial statements of the Company are presented on the accrual basis of accounting. The Company reports on the calendar year end basis.

For 2009, the Company earned its revenue from management consulting and administrative services from a related entity. The Company also receives a small amount of commissions from 12-b-1 fees from mutual funds that were sold several years ago.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an initial maturity of three months or less as cash equivalents on the accompanying statement of financial condition.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. However, the Company is liable for Illinois state replacement tax on Illinois taxable income, as defined.

As of December 31, 2009, the Company had an $83,057 Illinois net loss deduction carry forward (NLD) available for use against any Illinois taxable income on a going forward basis. These losses originated in 2005, 2006, 2008, and 2009. There is no provision in Illinois law that allows a carry back for losses arising in tax years ending on or after December 31, 2003. Thus, the Company must carry forward these losses. Illinois allows a twelve year carry forward. Thus, the expiration schedule for these losses is as follows: the $38,065 loss generated in 2005 expires December 31, 2017; the $5,203 loss generated in 2006 expires December 31, 2018; the $39,462 loss generated in 2008 expires December 31, 2020; the $327 loss generated in 2009 expires December 31, 2021.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including cash or accounts payable, as applicable, approximate their fair market value due to short term maturities of these instruments.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITY

The Company owns 300 shares of common stock in NASDAQ Stock Market, Inc. (NDAQ). The security is recorded at fair market value and unrealized gains or losses are shown as a separate component of stockholder's equity as accumulated other comprehensive income in accordance with the reporting requirements of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130).

At December 31, 2009, the investment and cumulative unrealized gain is as follows:

	Cost Basis	Unrealized Gain	Fair Market Value
Stock:			
NASDAQ Stock Market, Inc.	$ 3,300	$ 2,718	$ 6,018

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Lease/Related Party/Expense Sharing Agreement

The Company is party to a lease for office space in Skokie, Illinois. The lease dated November 18, 2005 had an initial term from December 10, 2005 through March 31, 2009. A first lease amendment was executed on January 26, 2009 which extended the lease for a one year term commencing April 1, 2009 and ending March 31, 2010. A second lease amendment was executed January 6, 2010 which extends the lease for an additional thirty nine months beginning April 1, 2010 and expiring June 30, 2013. The second lease amendment does not provide for further renewal options or renewal rights whereby a new lease or extension agreement will be necessary as of the expiration date. The base monthly rent during 2009 was $1,594, of which the

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Company paid $4,237 for the year, with the balance paid by a related entity that shares office space and various other expenses with the Company. In addition to the base monthly rent, the lease calls for additional rent for common area building expenses and real estate taxes, and is charged to the Company by the landlord based upon its ½% pro-rata share of the building space. The Company has recorded an expense for rent and other shared expenses and a corresponding increase to additional paid-in-capital as the related entity will not require repayment of any amount of shared expenses allocated to the Company. Pursuant to the expense-sharing agreement rules promulgated by the SEC, management of the Company has recorded its fair share of expenses incurred or paid by the related entity, and considers that the related entity has adequate resources independent of the Company to pay the related rent and other shared liabilities and/or expenses.

The future minimum lease payments at December 31 which encompasses the second lease amendment, at the gross amount before allocating rent costs to any related entities are as follows:

Year	Amount
2010	$ 13,607
2011	18,049
2012	18,590
2013	9,503
	$ 59,749

The second amendment includes a base rent abatement for the three months ended June 30, 2010 at $1,471 per month.

NOTE 5 - CONCENTRATIONS/RELATED PARTY TRANSACTIONS

Concentrations in Revenues

100% of the Company's consulting fees earned during 2009 came from a related entity, Prestwick Enterprises, LLC.

Other Related Party Transactions

The Company incurred $6,000 for accounting services to a related entity during 2009. The related entity, Prestwick Enterprises, LLC, is related through common ownership by the sole shareholder. These expenses are paid pursuant to the expense-sharing agreement with Prestwick Enterprises, LLC.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $30,869, which was $25,869 in excess of its required net capital of $5,000. The Company met both requirements as of December 31, 2009.

PRESTWICK SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital:

Total Shareholders' Equity	$	43,785
Shareholders' Equity Not Allowable for Net Capital		-
Total Shareholders' Equity Qualified for Net Capital		43,785
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-
Other Allowable Credits		-
Total Capital and Allowable Subordinated Liabilities		43,785
Nonallowable Assets (Prepaid Expenses, CRD Deposit, Due From Related Entity, and Security Deposit)		(12,013)
Net Capital Before Haircuts on Securities Positions		31,772
Haircuts on Securities Pursuant to Rule 15c3-1		(903)
Net Capital	$	30,869

Aggregate Indebtedness:

Accounts Payable	$	648
Total Aggregate Indebtedness	$	648

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	43
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement (Including Reserve Amount)	$	6,000
Excess Net Capital	$	25,869
Excess Net Capital at 1000%	$	30,804
Percentage of Aggregate Indebtedness to Net Capital		2.09919 %

See Independent Auditor's Report.

PRESTWICK SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of un-audited FOCUS Report as of December 31, 2009	$	31,456
Differences:		
Audit Adjustments to Record:		-
(1) Accrual for accounts payable		(648)
(2) Marketable security net of $11 haircut adjustment		61
(3) Related party receivable		1,806
(4) Related party receivable not allowed for net capital		(1,806)
(5) Prepaid expense adjustment		2,164
(6) Prepaid expense not allowed for net capital		(2,164)
(6) Additional paid-in-capital deposit		16,045
(7) Net income statement adjustment		(16,045)
Net Capital Per Audit	$	30,869

The Company claims an exemption from Rule 15c3-3, under (k)(2)(i) of that section:

(The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Prestwick Securities, Inc.")

See Independent Auditor's Report.

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL</u>
<u>REQUIRED BY SEC RULE 17a-5(g)(1) FOR A</u>
<u>BROKER- DEALER CLAIMING EXEMPTION FROM</u>
<u>SEC RULE 15c3-3</u>
<u>FOR THE YEAR ENDED DECEMBER 31, 2009</u>

Board of Directors
Prestwick Securities, Inc.

In planning and performing our audit of the financial statements of Prestwick Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis misstatements or noncompliance with the applicable regulatory requirements described above. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles or to administer the applicable regulatory requirements such that there is more than a remote likelihood that a misstatement of the entity's financial statements or noncompliance with the applicable regulatory requirements, that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements, or material noncompliance with the applicable regulatory requirements, will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA), and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baerson, Witonski, Berkowitz & Rubin LLC

Baerson, Witonski, Berkowitz & Rubin LLC
Northbrook, IL
February 22, 2010